03 FEB 24 AM 7:21

Grupo PARANAPANEMA

03003975

Rio de Janeiro – February 5th, 2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

COPY FOR FILE

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

SUPPL

Gentleman / Madam:

We are enclosing a copy of the minutes of the Meetings of the Board of Directors of Paranapanema S.A. held on June 26, 2002, November 27, 2002 and December 18, 2002.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Augusto Carneiro de Oliveira Filho
General Counsel

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

dlw 3/3

Grupo PARANAPANEMA

Rio de Janeiro – February 5th, 2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

COPY FOR FILE

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the minutes of the Meetings of the Board of Directors of Paranapanema S.A. held on June 26, 2002, November 27, 2002 and December 18, 2002.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

03 FEB 24 AM 7:21

PARANAPANEMA S/A

CNPJ 60.398.369/0001-26

Companhia Aberta

NIRE 333.001.638-16

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO, REALIZADA EM 26.06.2002

DATA, HORÁRIO E LOCAL: 26 de junho de 2002, às 16:00 horas, na sede social, na Praia do Botafogo nº 228 – 15º andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ. **PRESENÇA:** Os Membros do Conselho de Administração da companhia, Srs. Hamilton Salerno de Moura (Presidente), Wanderley Rezende de Souza (Secretário), Vítor Paulo Camargo Gonçalves, Yutaka Imagawa, Antonio Fernando Pereira de Melo, Wilson Carlos Duarte Delfino e o suplente Ivan Luiz Modesto Schara, na ausência justificada do Conselheiro titular Hayton Jurema da Rocha. **PROPOSIÇÃO:** Examinar a proposta de venda de controlada da Sociedade. **DELIBERAÇÕES:** Foi aprovada a venda da participação de que é titular a Sociedade na Mineração Vera Cruz S.A., equivalente a 64,00% do capital desta, para a Companhia Vale do Rio Doce, ou empresa que pela mesma venha a ser nomeada, pelo preço equivalente a US$ 2.240.000,00 (dois milhões, duzentos e quarenta mil dólares norte-americanos), delegando a Diretoria poderes para celebrar os instrumentos respectivos. **ENCERRAMENTO:** Nada mais havendo a tratar, foi lavrada esta Ata que, lida, achada conforme e aprovada, é assinada pelos Conselheiros presentes. Rio de Janeiro, 26 de junho de 2002. (a.) Hamilton Salerno de Moura; (a.) Wanderley Rezende de Souza; (a.) Vítor Paulo Camargo Gonçalves; (a.) Yutaka Imagawa; (a.) Antonio Fernando Pereira de Melo; (a.) Wilson Carlos Duarte Delfino; (a.) Ivan Luiz Modesto Schara.

Confere com o original lavrado em livro próprio.

WANDERLEY REZENDE DE SOUZA
Secretário

PARANAPANEMA S/A

TIN 60.398.369/0001-26

A Publicly-held Corporation

NIRE 333.001.638-16

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 06.26.2002.

DATE, TIME, AND VENUE: June 26, 2002, at 16:00 hs, at corporate headquarters in Praia de Botafogo 228, 15° andar , "Bloco A", Botafogo, in the city of Rio de Janeiro, RJ. MEMBERS PRESENT: Members of the Board of Directors Messrs. Hamilton Salerno de Moura (Chairman), Wanderley Rezende de Souza (Secretary), Vitor Paulo Camargo Gonçalves, Yutaka Imagawa, Antonio Fernando Pereira de Melo, Wilson Carlos Duarte Delfino and, as substitute, Ivan Luiz Modesto Schara, in the justified absence of titular Member Hayton Jurema da Rocha. PROPOSED ORDER OF BUSINESS: To examine the proposed sale of a corporate affiliate. RESOLUTIONS: Approval was given to sale of the ownership interest held by the Corporation in Mineração Vera Cruz S.A., equivalent to 64% of its capital, to Companhia Vale do Rio Doce, or to one of its nominees, for a price equivalent to (two million, two hundred forty thousand dollar) US$ 2,240,000.00, and the Board further resolved to delegate powers necessary for execution of the necessary instruments. CLOSE: There being no additional matters to be discussed, these minutes were written and, once read, deemed in conformity with requirements, and approved, was signed by Members present. Rio de Janeiro, June 26 2002. (sig.) Hamilton Salerno de Moura; (sig.) Wanderley Rezende de Souza; (sig.) Vitor Paulo Camargo Gonçalves; (sig.) Yutaka Imagawa; (sig.) Antonio Fernando Pereira de Melo; (sig.) Wilson Carlos Duarte Delfino; (sig.) Ivan Luiz Modesto Schara.

These minutes correspond to original minutes, which were written in the proper books.

VANDERLEY REZENDE DE SOUZA

Secretary

Commercial Registrar of the State of Rio de Janeiro
I do certify the registration under the name, the number and the date below. PARANAPANEMA S.A.

00001251532 – Date 06.26.2002 (Signed by) Maria Cristina V. Contreiras (General Secretary)

03 FEB 24 AM 7:21

PARANAPANEMA S/A

CNPJ 60.398.369/0001-26

Companhia Aberta

NIRE 333.001.638-16

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DA PARANAPANEMA S.A., REALIZADA EM 26.06.2002

DATA, HORÁRIO E LOCAL: 26 de junho de 2002, às 10:00 horas, na sede social, na Praia do Botafogo nº 228 – 15º andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ. **PRESENÇA:** Os Membros do Conselho de Administração da companhia, Srs. Hamilton Salerno de Moura (Presidente), Wanderley Rezende de Souza (Secretário), Vítor Paulo Camargo Gonçalves, Yutaka Imagawa, Antonio Fernando Pereira de Melo, Wilson Carlos Duarte Delfino e o suplente Ivan Luiz Modesto Schara, na ausência justificada do Conselheiro titular Hayton Jurema da Rocha. **ORDEM DO DIA:** Exame e discussão do documento denominado: Política de Divulgação de Informações Relevantes e de Negociação de Valores Mobiliários de Emissão da Companhia, elaborado em atendimento às normas fixadas pelas Instruções CVM nº 358, de 03.01.2002, e nº 369, de 11.06.2002. **DELIBERAÇÕES:** Após exame e discussão da matéria, a mesma foi aprovada por unanimidade, com a recomendação de que a mesma seja amplamente divulgada junto aos administradores e empregados da Companhia, sendo o referido documento rubricado pelos presentes e ficando anexado a presente ata. **ENCERRAMENTO:** Nada mais havendo a tratar, foi lavrada esta Ata que, lida, achada conforme e aprovada, é assinada pelos Conselheiros presentes. Rio de Janeiro, 26 de junho de 2002. (a.) Hamilton Salerno de Moura; (a.) Wanderley Rezende de Souza; (a.) Vítor Paulo Camargo Gonçalves; (a.) Yutaka Imagawa; (a.) Antonio Fernando Pereira de Melo; (a.) Wilson Carlos Duarte Delfino; (a.) Ivan Luiz Modesto Schara.

Confere com o original lavrada no livro próprio.

WANDERLEY REZENDE DE SOUZA

Secretário

Implementação das Políticas de Divulgação de Informações Relevantes e de Negociação de Valores Mobiliários de Emissão da Companhia

Exposição de Motivos

A reforma da Lei nº 6385, pela Lei nº 10.303, de 31/10/2001, levou a Comissão de Valores Mobiliários a consolidar na Instrução CVM nº 358, de 03/01/2002, as normas relativas à divulgação e ao uso de informações sobre ato ou fato relevante referente às companhias abertas. Posteriormente, em 11/06/2002, a Instrução CVM nº 369 deu nova redação a alguns artigos, embora sem apresentar alterações significativas.

A preocupação com o tema ganhou tal dimensão no âmbito da reforma da Lei 6385, que a utilização de informação relevante, ainda não divulgada ao mercado, capaz de propiciar, para si ou para outrem, vantagem indevida, sujeita aquele que não manteve o devido sigilo e terceiros que se beneficiaram da informação, à pena de reclusão, de um a cinco anos, e multa de até três vezes o montante da vantagem ilícita obtida em decorrência do crime praticado (Art. 27-D da Lei 10.303).

Embora a Instrução 358 contemple um conjunto de atos ou fatos considerados relevantes (vide anexo), o entendimento da palavra relevante, apresentado no Art. 2º é fundamental para a correta aplicabilidade das Políticas de Divulgação e de Negociação.

"**Art. 2º** - Considera-se relevante, para os efeitos desta Instrução, qualquer decisão de acionista controlador, deliberação da assembléia geral ou dos órgãos de administração da companhia aberta, ou qualquer outro ato ou fato de caráter político-administrativo, técnico, negocial ou econômico-financeiro, ocorrido ou relacionado aos seus negócios, que possa influir de modo ponderável:

I – na cotação dos valores mobiliários de emissão da companhia aberta ou a eles referenciados;

II – na decisão dos investidores de comprar, vender ou manter aqueles valores mobiliários;

III – na decisão dos investidores de exercer quaisquer direitos inerentes à condição de titular de valores mobiliários emitidos pela companhia ou a eles referenciados."

São consideradas *insiders*, ou seja, pessoas que têm acesso a informações não disponíveis ao público, em posição privilegiada:

- Acionistas controladores, membros dos Conselhos de Administração e Fiscal, diretores e funcionários que exercem funções técnicas ou consultivas, criadas por disposição estatutária.

A Instrução 358 trata, ainda, dos deveres e responsabilidades do Diretor de Relações com Investidores, das formas de divulgação de atos ou fatos relevantes e suas exceções, e determina que, por deliberação do Conselho de Administração, as companhias abertas aprovem e adotem Políticas de Negociação de Valores Mobiliários e de Informações Relevantes, conforme a seguir.

"**Art. 15** – A companhia aberta poderá, por deliberação do Conselho de Administração, aprovar política de negociação das ações de sua emissão por ela própria, pelos acionistas controladores, diretos ou indiretos, diretores, membros do Conselho de Administração, do Conselho Fiscal e de quaisquer órgãos com funções técnicas ou consultivas, criados por disposição estatutária."

"**Art. 16** – A companhia deverá, por deliberação do Conselho de administração, adotar política de divulgação de ato ou fato relevante, contemplando procedimentos relativos à manutenção de sigilo acerca de informações relevantes não divulgadas".

Adicionalmente, foi também estabelecido o prazo de sessenta dias após a entrada em vigor da Instrução, para entrega daquelas Políticas à Comissão de Valores Mobiliários, ou seja, até o final de junho do corrente. Esse prazo foi prorrogado para 31 de julho, pela Instrução nº 369.

Anexo

Exemplos de atos ou fatos potencialmente relevantes

1. Assinatura de acordo ou contrato de transferência do controle acionário da companhia, ainda que sob condição suspensiva ou resolutiva;
2. Mudança no controle da companhia, inclusive mediante a celebração, alteração ou rescisão de acordo de acionistas;
3. Celebração, alteração ou rescisão de acordo de acionistas em que a companhia seja parte ou interveniente, ou que tenha sido averbado no livro próprio da companhia;
4. Ingresso ou saída de sócio que mantenha com a companhia contrato ou colaboração operacional, financeira, tecnológica ou administrativa;
5. Autorização para negociação dos valores mobiliários de emissão da companhia em qualquer mercado, nacional ou estrangeiro;
6. Decisão de promover o cancelamento de registro de companhia aberta;
7. Incorporação, fusão ou cisão envolvendo a companhia ou empresas ligadas;
8. Transformação ou dissolução da companhia;
9. Mudança na composição do patrimônio da companhia;
10. Mudança de critérios contábeis;
11. Renegociação de dívidas;
12. Aprovação de plano de outorga de opção de compra de ações;
13. Alteração dos direitos e vantagens dos valores mobiliários emitidos pela companhia;
14. Desdobramento ou grupamento de ações ou atribuição de bonificação;
15. Aquisição de ações da companhia para permanência em tesouraria ou cancelamento e alienação de ações assim adquiridas;
16. Lucro ou prejuízo da companhia e a atribuição de proventos em dinheiro;
17. Celebração ou extinção de contrato, ou o insucesso na sua realização, quando a expectativa de concretização for de conhecimento público;
18. Aprovação, alteração ou desistência de projeto ou atraso em sua implantação;
19. Início, retomada ou paralisação da fabricação ou comercialização de produto ou da prestação de serviço;
20. Descoberta, mudança ou desenvolvimento de tecnologia ou de recurso da companhia;
21. Modificação de projeções divulgadas pela companhia;
22. Impetração de concordata, requerimento ou confissão de falência ou propositura de ação judicial que possa vir a afetar a situação econômico-financeira da companhia.

POLÍTICAS DE INFORMAÇÕES RELEVANTES E DE NEGOCIAÇÃO DE VALORES MOBILIÁRIOS DE EMISSÃO DA PARANAPANEMA S/A, APROVADAS EM REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DE 26/06/2002, EM ATENDIMENTO ÀS NORMAS FIXADAS PELAS INSTRUÇÕES CVM, Nº 358/02 E 369/02.

1- POLÍTICA DE TRATAMENTO DE INFORMAÇÕES RELATIVAS A ATO OU FATO RELEVANTE

1.1 – Os acionistas controladores, os membros dos Conselhos de Administração e Fiscal, os diretores e demais funcionários da Companhia, assim como das empresas controladas, ficam obrigados a guardar sigilo sobre informações relativas a atos ou fatos relevantes, ainda não divulgados.

1.1.1. – O não cumprimento a essa determinação sujeita os infratores a processos de demissão na modalidade "justa causa", quando enquadráveis nessa possibilidade, sem prejuízo das sanções legais pertinentes, que se aplicam a todas as pessoas acima mencionadas.

1.2 – As pessoas mencionadas no parágrafo anterior deverão zelar para que terceiros, ou seja, o público externo em geral – tais como auditores independentes, analistas de valores mobiliários, consultores e instituições integrantes do sistema de distribuição – ao prestarem serviços a Companhia, que envolvam informações que irão, ou que poderão, resultar em atos ou fatos relevantes, dêem às mesmas, tratamento sigiloso, devendo, para tanto, adotarem os seguintes procedimentos:

a) Informá-los da existência das Políticas relativas ao tratamento de atos ou fatos relevantes;
b) Incluir nos contratos com terceiros, cláusula relativa à obrigatoriedade da guarda de sigilo;
c) Quando da inexistência desse tipo de cláusula, exigir a assinatura de Termo de Confidencialidade;
d) Informar, mediante correspondência interna ao Diretor de Relações com Investidores (DRI), a natureza dos serviços que estão sendo prestados à Companhia e as informações de natureza relevante que estão ou que poderão ser geradas, assim como a relação das pessoas envolvidas na atividade, com indicação do nome, cargo, função, endereço, telefone e número de inscrição no Cadastro Nacional de Pessoas Jurídicas ou de Pessoas Físicas;
e) Manter a listagem acima mencionada permanentemente atualizada e remete-la ao DRI, o qual ficará responsável pela sua guarda por um período de cinco anos.

1.3 – As pessoas mencionadas no item 1.1 supra deverão comunicar, de imediato, mediante correspondência ao DRI, todo e qualquer fato relevante de que tenham conhecimento, informando o evento que deu origem à informação relevante, a data de sua realização, as matérias abordadas e a listagem das pessoas que dele tomaram conhecimento. Essa comunicação torna-se desnecessária quando o DRI participar do evento, cabendo, então, ao mesmo, coletar as informações acima mencionadas.

1.3.1 – O DRI ficará encarregado da guarda de fatos relevantes por um período de 6 (seis) anos, a contar da data da primeira reunião que deu origem ao fato, em local com os requisitos necessários a sua segurança. As informações serão classificadas por assunto e deverão sempre conter a data e os eventos que ocorreram em cada uma das etapas do seu desenvolvimento, assim como a relação das pessoas, internas e externas à Companhia, que foram agregando conhecimento da informação ao longo das atividades desenvolvidas, bem como os respectivos cargos, funções, endereços, telefones, identidades e CPF´s.

1.4 – O DRI deve comunicar de imediato à Comissão de Valores Mobiliários (CVM), às bolsas de valores e determinar a divulgação via imprensa, através dos jornais Diário Comércio e Indústria, Jornal do Comércio e Diário Oficial do Estado do Rio de Janeiro de todo e qualquer ato ou fato relevante de que tenha conhecimento, excetuando-se aqueles que, por determinação do Conselho de Administração, devam ser por ele encaminhado somente à CVM, acompanhado de requerimento solicitando sigilo.

2 - POLÍTICA DE NEGOCIAÇÃO COM VALORES MOBILIÁRIOS DE EMISSÃO DA COMPANHIA E DE SUAS CONTROLADAS DE CAPITAL ABERTO

2.1 – Os diretores, os membros do Conselho de Administração, do Conselho Fiscal e de quaisquer órgãos com funções técnicas ou consultivas, criados por disposição estatutária, ficam obrigados a preencher o formulário Valores Mobiliários Possuídos, de Emissão da Companhia e de suas Controladas, conforme anexo 1, que se encontra em poder do DRI. Esse formulário deverá ser mantido permanentemente atualizado, ou seja, até 48 horas após a ocorrência de alterações, um novo formulário deverá ser entregue ao DRI. O preenchimento desse formulário se estende aos valores mobiliários que sejam de propriedade de cônjuge do qual não estejam separados judicialmente, de companheiro(a), de qualquer dependente incluído em sua declaração anual de imposto sobre a renda, e de sociedades controladas direta ou indiretamente. A posse dos membros dos Conselhos de

Administração e Fiscal e da Diretoria também fica subordinada a apresentação desse documento.

2.1.1 – O DRI ficará encarregado de manter uma via do referido formulário em pastas segregadas e de encaminhar cópia do mesmo à CVM e às bolsas de valores, mediante documento protocolado.

2.2 – Os acionistas controladores, diretores, os membros dos Conselhos de Administração e Fiscal e de quaisquer órgãos com funções técnicas ou consultivas, criados por disposição estatutária, que pretendam negociar com valores mobiliários de emissão da Companhia ou de suas controladas, caso estas sejam ou venham a ser de capital aberto, deverão apresentar, de forma detalhada, até o dia 30 de novembro do ano anterior, o Plano de Investimento que pretenda implementar ao longo do exercício seguinte, contemplando os montantes a serem investidos, as respectivas datas de aquisição e os tipos de valores mobiliários escolhidos. A cada operação realizada, o Plano de Investimentos deverá ser atualizado.

2.2.1 – O Plano de Investimentos, mencionado no item acima, deverá ser entregue ao DRI, que ficará encarregado da sua guarda e das respectivas atualizações por um período de 5 (cinco) anos.

2.2.2 – Em ocorrendo motivo imperioso e determinante de eventual necessidade de inobservância do Plano de Investimentos estabelecido, o interessado deverá comunicar o fato ao DRI, que encaminhará ao Conselho de Administração consulta relativa à concretização da transação de compra e venda.

2.2.3 – As pessoas mencionadas no item 2.2, supra, que tiverem entregue à Companhia, através do DRI, Planos de Investimentos dentro das normas dessa Política, ficam desobrigados do atendimento às normas previstas no item 2.3, a seguir, sendo, porém, recomendável que se abstenham de efetuar operações em período de tempo não inferior a 30 (trinta) dias antes da entrega à CVM, dos Formulários ITR – Informações Trimestrais e DFP – Demonstrações Financeiras Padronizadas.

2.3 – Independente da formulação ou não, de Plano de Investimentos, é recomendável que as pessoas mencionadas no item 2.2, mantenham em seu poder, por um período de tempo não inferior a 5 (cinco) meses, os valores mobiliários adquiridos, que sejam de emissão da companhia ou de suas controladas.

2.4 – A própria companhia, os acionistas controladores, os membros dos Conselhos de Administração e Fiscal, os diretores e empregados com acesso a informações relevantes, tanto da empresa como de suas empresas controladas, assim como os respectivos cônjuges, salvo no caso de separação judicial, companheiras(os) e quaisquer dependentes incluídos na declaração anual de imposto sobre a renda, não poderão negociar (comprar ou vender) ações da Companhia, nos seguintes períodos:

a) do dia 15 de março de cada ano até 5 dias após a data da entrega do 1º ITR – Primeira Informação Trimestral, na CVM;

b) do dia 15 de junho de cada ano até 5 dias após a data da entrega do 2º ITR – Segunda Informação Trimestral, na CVM;

c) do dia 15 de setembro de cada ano até 5 dias após a data da entrega do 3º ITR – Terceira Informação Trimestral, na CVM;

d) de 1º de dezembro de cada ano até 5 dias após a data da entrega da DFP – Demonstrações Financeiras Padronizadas, na CVM;

e) nos 15 dias que antecederem a entrega do formulário IAN – Informações Anuais, na CVM, até 5 dias após a referida entrega;

f) No período compreendido entre a data de qualquer decisão do Conselho de Administração e a data da publicação dos respectivos editais ou anúncios, referentes a:

- qualquer forma de aumento de capital social, inclusive com desdobramento de ações;
- distribuição de dividendos, bonificações, juros sobre capital e desdobramentos.

g) no período de 15 dias antes e de 15 dias após a decisão do Conselho de Administração concernente a quaisquer matérias que possam ter efeitos nos documentos referidos nas letras "a", "b", "c", e "d", acima;

h) em outras épocas que venham, a ser especificamente determinadas pela Diretoria, através do DRI;

i) antes da divulgação ao mercado de ato ou fato relevante é vedada a negociação com valores mobiliários de emissão da Companhia, ou a eles referenciados, pela própria companhia aberta, pelos acionistas controladores, diretos ou indiretos, diretores, membros dos Conselhos de Administração e Fiscal e de quaisquer órgãos com funções técnicas ou consultivas, criados por disposição estatutária, ou por quem quer que, em virtude de seu cargo, função ou posição na companhia aberta ou em suas controladas ou coligadas, tenha conhecimento da informação relativa ao ato ou fato relevante. A mesma vedação aplica-se àqueles que tenham relação comercial, profissional ou de confiança com a companhia;

j) É vedado às pessoas mencionadas no item 2.2 acima, realizar operações nas modalidades à termo, à futuro e compra e venda em margem, com valores mobiliários de emissão da companhia ou de suas controladas.

2.5 – Caberá ao DRI, além das atribuições legais e estatutárias inerentes ao cargo, zelar pelo fiel cumprimento dessas Políticas, consultando, sempre que julgar necessário, o Presidente da Companhia.

2.6 – O DRI deverá obter a adesão formal das pessoas mencionadas no item 2.2, supra, mediante a assinatura dos mesmos no Termo de Adesão, apresentado como Anexo 2, os quais, em conjunto com as presentes Políticas deverão ser encaminhados à CVM e à bolsas de valores, conforme previsto no Art. 17 da Instrução CVM nº 358 de 03/01/2002.

PARANAPANEMA S/A

TIN 60.398.369/0001-26

A Publicly-held Corporation

NIRE 333.001.638-16

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF PARANAPANEMA S.A., HELD ON 06.26.2002.

DATE, TIME, AND VENUE: June 26, 2002, at 10:00 hs, at corporate headquarters in Praia de Botafogo, 228, 15° andar , "Bloco A", Botafogo, in the city of Rio de Janeiro, RJ. MEMBERS PRESENT: Members of the Board of Directors of the Corporation, Messrs. Hamilton Salerno de Moura (Chairman), Wanderley Rezende de Souza (Secretary), Vitor Paulo Camargo Gonçalves, Yutaka Imagawa, Antonio Fernando Pereira de Melo, Wilson Carlos Duarte Delfino and, as substitute, Ivan Luiz Modesto Schara, in the justified absence of titular Member Hayton Jurema da Rocha. **PROPOSED ORDER OF BUSINESS:** To examine and discuss the document called: Policy for the Disclosure of Relevant Information and the Trading of Securities Issued by the Corporation, which was prepared responsive to the rules fixed by Securities Commission Instructions No. 358, of 01.03.2002, and No. 369, of 06.11.2002. **RESOLUTIONS:** Subsequent to examination and discussion, the same was approved unanimously, along with a recommendation that the same be broadly disclosed to the officers and employees of the Corporation, and the said document was initialed by those who were present and was attached to these minutes. **CLOSE**: There being no additional matters to be discussed, these minutes were written and, once read, deemed in conformity with requirements, and approved, was signed by Members present. Rio de Janeiro, June 26 2002. (sig.) Hamilton Salerno de Moura; (sig.) Wanderley Rezende de Souza; (sig.) Vitor Paulo Camargo Gonçalves; (sig.) Yutaka Imagawa; (sig.)

Antonio Fernando Pereira de Melo; (sig.) Wilson Carlos Duarte Delfino; (sig.) Ivan Luiz Modesto Schara.

These minutes correspond to original minutes, which were written in the proper books.

VANDERLEY REZENDE DE SOUZA

Secretary

(On its reverse side, the document bore a seal of the Commercial Registrar of the State of Rio de Janeiro under the name, the numbers and the dates below. PARANAPANEMA S.A.

00-2002/093.636-2 – Date 06.27.2002, 3330016381-6 Act: 307, 00001239034, 05.16.2002.

Implementation of the Policies for the Disclosure of Relevant Information and the Trading of Securities Issued by the Corporation

Exposure of Motives

Amendment of Law 6,385 by Law 10,303, dated 10.31.2001, led the Securities Commission to consolidate in its Instruction No. 358 (*Instrução CVM nº 358*), dated 01.03.2002, the rules concerning the disclosure and the use of information on relevant acts or facts related to publicly-held corporations. Subsequently, on 06.11.2002, Instruction No. 369 (*Instrução CVM nº 369*) amended a few articles, although without substantially presenting significant alterations.

Concern with the subject gained such proportions within the environment of the amendment of Law 6,385, that the use of relevant information, not as yet disclosed to the market and capable of yielding for itself or for third parties undue advantages, subjected those who did not maintain due confidentiality thereto and those who benefit from the information to the penalty of imprisonment from one to five years and a fine equivalent to three times the amount of the illegal advantage obtained as a result of the commitment of said crime (Art. 27-D of Law 10,303).

Although Instruction 358 includes a set of acts or facts that are considered relevant (see exhibit), it is essential to understand the meaning of the word relevant presented in Art. 2 so as to correctly apply the Policies Concerning Disclosure and Trading.

"Art. 2 – For the purposes of this Instruction, the following shall be deemed relevant: any decision of a controlling shareholder, resolution of the general meeting of shareholders or of the boards of officers of a publicly-held corporation, as well as any other act or fact of a political, managerial, technical, trading, or economic and financial nature occurred or related to its business, capable of considerably influencing:

I – the price of the securities issued by publicly-held corporations or related thereto;

II – the decision of investors as to the purchase, sale or maintenance of said securities;

III – the decision of investors to exercise any rights inherent to the capacity of owners of the securities issued by the corporation or related thereto."

The *following individuals* shall be deemed *insiders*, that is, *individuals* who have access to information unavailable to the public from a privileged position:

. Controlling shareholders, members of the Board of Directors and the Audit Committee, officers and employees exercising technical or consulting duties created by the by-laws.

Instruction 358, further deals with the duties and liabilities of the Investor Relations Director, with the forms of disclosure of relevant acts and facts and their exceptions, and rules that, by resolution of the Board of Directors, publicly-held corporations should approve and adopt Policies for the Trading of Securities and for Relevant Information, according to the rules below:

"Art. 15 – A publicly-held corporation may, by resolution of the Board of Directors, approve policies for the trading of securities issued by the Corporation, by the controlling shareholders, whether they are direct or indirect controllers, the officers, the members of the Board of Directors, of the Audit Committee, or those of any organ exercising technical or consulting duties, as created by the by-laws."

"Art. 16 – Corporations shall, by resolution of the Board of Directors, adopt policies for the disclosure of relevant acts or facts, contemplating procedures for ensuring the maintenance of the confidentiality of the undisclosed relevant information."

In addition, the Securities Commission established a sixty-day deadline, subsequent to the entrance into effect of the instruction, for delivery of said policies to the Securities Commission, that is, until the end of present June. Said deadline was postponed to July 31, as per Instruction 369.

Exhibit

Examples of potentially relevant acts or facts

1. Execution of agreements or contracts designed to transfer the stock control of the corporation, even if the same are subject to suspensive or terminate conditions;

2. Changes on the control of the Corporation, including those carried out through the execution, amendment or rescission of shareholder agreements;

3. Execution, amendment or rescission of shareholders agreements where the Corporation is a party or intervener, or that may have been recorded in the Corporation's proper book;

4. Entrance or departure of a shareholder (partner) who maintains with the Corporation contracts or operational, financial, technological or administrative cooperation;

5. Authorization for trading the securities of the Corporation in any market, whether local or foreign;

6. Decision to cancel registration as publicly-held corporation;

7. Merger, consolidation or spin-off involving the Corporation or affiliates;

8. Transformation or dissolution of the Corporation;

9. Changes on the composition of the assets of the Corporation;

10. Changes on accounting criteria;

11. Re-negotiation of debt;

12. Approval of plans for granting stock purchase options;

13. Alteration of the rights and privileges of the securities issued by the Corporation;

14. Split or grouping of shares or the granting of bonuses;

15. Purchase of stock for maintenance in treasury or cancellation or sale of stock so acquired;

16. Profits or losses of the Corporation and the granting of proceeds in cash;

17. Execution or extinction of agreements, or failure thereof, when hope for success is known by the public;

18. Approval, alteration or desistence of projects or delay in their implementation;

19. Commencement, restart or stopping of the manufacture or commercialization of a given product or of the rendering of a given service;

20. Discovery, change or development of technologies or resources belonging to the Corporation;

21. Modification of projections disclosed earlier by the Corporation;

22. Arrangement with creditors, request or confession of bankruptcy or filing of lawsuit that may affect the economic and financial situation of the Corporation.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

POLICIES FOR RELEVANT INFORMATION AND THE TRADING OF SECURITIES ISSUED BY PARANAPANEMA S/A, AS APPROVED IN THE MEETING OF THE BOARD OF DIRECTORS HELD ON 06.26.2002, RESPONSIVE TO THE RULES ESTABLISHED BY SECURITIES COMMISSION INSTRUCTIONS 358/02 AND 369/02.

1 – POLICY FOR TREATING INFORMATION CONCERNING RELEVANT ACTS OR FACTS

1.1 – Controlling shareholders, members of the Board of Directors and of the Audit Committee, officers and other employees of the Corporation, as well as those of controlled corporations are obligated to keep as confidential information relating to relevant acts or facts not as yet disclosed.

1.1.1 – Non-compliance with this determination shall subject those who infringe them to dismissal proceedings for a cause, whenever classifiable under such possibility, without prejudice to the pertinent legal sanctions applicable to all of the above-mentioned persons.

1.2 The persons mentioned in the preceding paragraph shall zeal so that third parties, that is, the outside public in general – such as independent auditors, securities analysts, consultants and institutions belonging in the distribution system – when rendering services to the Corporation that involve information that will, or may, result in relevant acts or facts, shall treat the same as classified, and they shall, for this purpose, adopt the following procedure:

a) Inform them on the existing policies concerning the treatment applicable to relevant acts or facts;

b) Include, in agreements entered into with third parties, a clause concerning the mandatory keeping of secrecy;

c) Whenever the foregoing clause does not exist, to demand the entering into a Secrecy Agreement;

d) inform, by means of internal correspondence to the Director of Investor Relations (DIR) the nature of the services that are being rendered to the Corporation and the information of a relevant nature that is or may be generated, as well as a list of the persons involved in the activity, indicating their name, position, duty, address, telephone number and their registration number with tax authorities (General Registry of Legal Entities and Natural Persons);

e) Keep the above list permanently updated and remit it to the DIR, who shall be liable for its safekeeping during a period of five years.

1.3 – The persons mentioned in item 1.1 above shall immediately communicate, by correspondence addressed to the DIR, all and any relevant fact they are aware of, informing the event which originated the relevant information, the date on which it occurred, the subject matter discussed and the list of persons who learned of it. Such communication shall be unnecessary when the DIR has participated in the event, and it shall then by his duty to collect the foregoing information.

1.3.1 – The DIR shall be in charge of the safekeeping of relevant facts for a period of (6) six years, as of the date of the first meeting that originated the facts, in a place having the requirements necessary for their safekeeping. Information shall be classified according to the subject-matter and shall always contain the date and the events that occurred in each of the phases of their development, as well as a list of the persons, internal and external to the Corporation, who added knowledge of the information in course of the activities developed,

and their respective positions, duties, addresses, telephone numbers and taxpayer numbers (*CPFs*).

1.4 – The DIR shall immediately communicate to the Securities Commission (*CVM*), to stock exchanges, and he/she shall determine the disclosure, via press, through newspapers Diário Comércio e Indústria (*Commerce and Industry Journal*), Jornal do Comércio (*Trade Journal*) and Diário Oficial do Estado do Rio de Janeiro (*Official Gazette of the State of Rio de Janeiro*) all and any relevant act or fact he/she is aware of, except those that, by determination of the Board of Directors, must be sent by him/her exclusively to the Securities Commission (*CVM*), coupled with a requirement requesting confidentiality.

2 – POLICY FOR TRADING SECURITIES ISSUED BY THE CORPORATION AND BY ITS PUBLICLY-HELD AFFILIATES

2.1 Officers, Members of the Board of Directors, of the Audit Committee, and any organs created by the by-laws who have technical or consulting duties are obligated to fill in the form "Securities Issued by the corporation and its Affiliates Owned," as per Exhibit 1, which is in the possession of the DIR. Such form must be kept permanently updated, that is, up to 48 hours subsequent to the occurrence of the alterations, a new such form must be delivered to the DIR. Fulfillment of said form includes securities belonging to the spouse, from whom they are not judicially separated, to any boyfriend/girlfriend, to any minor included in their annual tax returns and to affiliates controlled directly or indirectly. To assume office, the members of the Board of Directors, the Audit Committee and the Board of Officers must also present the said document.

2.1.1 – The DIR shall be in charge of keeping the said form in segregated files and of sending a copy thereof to the Securities Commission and to stock exchanges by means of a document requiring acknowledgment of receipt.

2.2 – Controlling shareholders, officers, members of the Board of Directors, of the Audit Committee, and any organs created by the by-laws who have technical or consulting duties

and who intend to trade with securities issued by the Corporation or by its affiliates - if they are or become publicly-held – must present, until November 30, a detailed Investment Plan they intend to implement along the next fiscal year, including the amounts intended for investment, the respective dates of acquisition and the type of securities chosen. The Investment Plan must be updated upon each new operation effected.

2.2.1 – The Investment Plan mentioned in the above item must be delivered to the DIR, who shall be in charge of its safekeeping and of the respective updates for a period of (5) five years.

2.2.2 – In case of imperative and determining motive causing the possible non-compliance of the established Investment Plan, the interested party shall communicate the fact to the DIR, who shall consult the Board of Directors as to whether the purchase and sale operation should proceed.

2.2.3 – The persons mentioned in item 2.2 above who have, through the DIR, provided the Corporation with Investment Plans within the norms of said policy shall be exempt from compliance with the rules in item 2.3, but it is recommendable that they should, subsequently, abstain from effecting operations for a period not inferior to (30) thirty days prior to delivery to the Securities Commission of the Quarterly Forms – Quarterly Information (*Formulários ITR*) and SFS – Standard Financial Statements (*DFP – Demonstrações Financeiras Padronizadas*).

2.3 – Regardless of whether or not an Investment Plan has been formulated, it is advisable that the persons mentioned in item 2.2 keep in their possession, for a period not shorter than (5) five months, those of the securities acquired that have been issued by the Corporation or by its affiliates.

2.4 – The Corporation itself, the controlling shareholders, the members of the Board of Directors and of the Audit Committee, the officers and employees who have access to relevant information, either on the Corporation or on its affiliates, and their respective

spouses, save for the cases of judicial separation, the boyfriends/girlfriends and any minors included in their annual tax returns cannot trade (purchase or sell) shares of the Corporation during the following periods:

a) from March 15 each year until 5 days after the date of delivery of the first Quarterly Information Form to the Securities Commission;

b) from June 15 each year until 5 days after the date of delivery of the second Quarterly Information Form to the Securities Commission;

c) from September 15 each year until 5 days after the date of delivery of the third Quarterly Information Form to the Securities Commission;

d) from December 1st each year until 5 days after the date of delivery of the Standard Financial Statements – SFS to the Securities Commission;

e) within the 15 days which precede delivery of the form, Annual Information – AI (*IAN – Informações Anuais*) to the Securities Commission, until 5 days subsequent to said delivery;

f) within the period comprised between any decision of the Board of Directors and the date of publication of the respective announcements or notices concerning:

- any form of capital increase, including that in the form of share split-ups;

- the distribution of dividends, bonuses, interest on capital and share split-ups.

g) within the period 15 days before and 15 days subsequent to a decision of the Board of Directors concerning any matters that may have an effect on the documents mentioned in letters "a," "b," "c" and "d" above;

h) during other times that may be specifically established by the Board through the DIR;

i) prior to disclosure of a relevant act or fact to the market, it is prohibited to negotiate with securities issued by the Corporation, or referring thereto, by the publicly-held corporation itself, by the controlling shareholders, whether direct or indirect, officers, members of the Boards of Directors and the Audit Committee, and any organs created by the by-laws having technical or consulting duties, or by whoever, by virtue of his/her position, duty or situation in a publicly-held corporation or in its controlled corporations or affiliates is aware of the information relating to the relevant act or fact. The same prohibition applies to those who have a commercial, professional or trust relationship with the Corporation;

j) The persons mentioned in item 2.2 above are prohibited from effecting operations in forward, futures and purchase and sale at a margin styles with securities issued by the Corporation or its affiliates.

2.5 In addition to the legal and by-law duties inherent to hi/her position, the DIR shall zeal for the faithful compliance with the mentioned Policies, and he/she shall consult the Chairman of the Board of the Corporation whenever necessary.

2.6 The DIR shall obtain the formal acceptance of the persons mentioned in item 2.2 above by signature by them of an Acceptance Statement (*Termo de Adesão*), presented as Exhibit 2, which, along with these Policies, shall be sent to the Securities Commission and to stock exchanges, as provided by Art. 17 of Securities Commission Instruction No. 358 of 01.03.2002.

(The document bore a seal of the Commercial Registrar of the State of Rio de Janeiro under No. 00001251531, dated 06.28.2002, and signed by Maria Cristina V. Contreiras, General Secretary)

03 FEB 24 AM 7:21

PARANAPANEMA S/A

CNPJ 60.398.369/0001-26

Companhia Aberta

NIRE 333.001.638-16

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO, REALIZADA EM 27.11.2002

DATA, HORÁRIO E LOCAL: 27 de novembro de 2002, às 10:00 horas, na sede social, na Praia do Botafogo nº 228 – 15º andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ. **PRESENÇAS:** Os Membros do Conselho de Administração da companhia, Srs. Hamilton Salerno de Moura (Presidente), Vítor Paulo Camargo Gonçalves (Secretário), Wanderley Rezende de Souza, Yutaka Imagawa, Antonio Fernando Pereira de Melo, Wilson Carlos Duarte Delfino e Ivan Luiz Modesto Schara. **PROPOSIÇÃO:** Examinar a proposta da Diretoria Executiva de aumentar o capital social da controlada Cibrafértil – Companhia Brasileira de Fertilizantes. **DELIBERAÇÕES:** Foi aprovada a proposta de aumentar o capital social da controlada Cibrafértil – Companhia Brasileira de Fertilizantes até o montante de R$ 20.462.134,17 (Vinte milhões, quatrocentos e sessenta e dois mil, cento e trinta e quatro reais e dezessete centavos). O referido aumento de capital será integralizado mediante integralização de créditos decorrentes de AFAC – Adiantamento para Futuro Aumento de Capital, delegando à Diretoria os poderes necessários para praticar todos os atos necessários. **ENCERRAMENTO:** Nada mais havendo a tratar, foi lavrada esta Ata que, lida, achada conforme e aprovada, é assinada pelos Conselheiros presentes. Rio de Janeiro, 27 de novembro de 2002. (a.)

Hamilton Salerno de Moura; (a.) Wanderley Rezende de Souza; (a.) Vítor Paulo Camargo Gonçalves; (a.) Yutaka Imagawa; (a.) Antonio Fernando Pereira de Melo (a.) Wilson Carlos Duarte Delfino; (a.) Ivan Luiz Modesto Schara.

Confere com o original lavrado em livro próprio.

VITOR PAULO CAMARGO GONÇALVES
Secretário

JUNTA COMERCIAL DO ESTADO DO RIO DE JANEIRO
CERTIFICO O REGISTRO SOB NOME, NÚMERO E DATA ABAIXO.
PARANAPANEMA S/A
JUCERJA
00001294621 23/12/2002
Maria Cristina V. Contreiras
SECRETÁRIA GERAL

PARANAPANEMA S/A
TIN 60.398.369/0001-26

A Publicly-held Corporation
NIRE 333.001.638-16

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 11.27.2002

DATE, TIME, AND VENUE: November 27, 2002, at 10:00 hs, at corporate headquarters in Praia de Botafogo, 228, 15° andar , "Bloco A", Botafogo, in the city of Rio de Janeiro, RJ. MEMBERS PRESENT: Members of the Board of Directors of the Corporation, Messrs. Hamilton Salerno de Moura (Chairman), Vitor Paulo Camargo Gonçalves (Secretary), Wanderley Rezende de Souza, Yutaka Imagawa, Antonio Fernando Pereira de Melo, Wilson Carlos Duarte Delfino and Ivan Luiz Modesto Schara. PROPOSED ORDER OF BUSINESS: To examine the proposed executive Board of Directors' proposal to increase the stock capital of affiliate Cibrafértil – Companhia Brasileira de Fertilizantes. RESOLUTIONS: Approval was given to the proposed increase of the stock capital of affiliate CibraFértil – Companhia Brasileira de Fertilizantes in an amount equivalent to twenty million four hundred sixty-two thousand one hundred thirty-four reais and seventeen cents) R$ 20,462,134.17. The foregoing capital increase will be paid in with credit arising of AFAC – (Adiantamento Para Futuro Aumento de Capital - *Allowance for future capital increase*), the Board delegated the powers necessary for conducting all necessary acts. CLOSE: There being no additional matters to be discussed, these Minutes were written and, once read, deemed in conformity with requirements, and approved, were signed by Members present. Rio de Janeiro, November 27, 2002. (sig.) Hamilton Salerno de Moura; (sig.) Wanderley Rezende de Souza; (sig.) Vitor Paulo Camargo Gonçalves; (sig.) Yutaka Imagawa; (sig.) Antonio Fernando Pereira de Melo; (sig.) Wilson Carlos Duarte Delfino; (sig.) Ivan Luiz Modesto Schara.

These minutes correspond to original minutes, which were written in the proper books.

VITOR PAULO CAMARGO GONÇALVES

Secretary

There appears a seal of the Commercial Registrar of the State of Rio de Janeiro under no. 00001294621 – Maria Cristina V. Contreiras - Date 12.23.2002.

PARANAPANEMA S/A

CNPJ 60.398.369/0001-26

Companhia Aberta

NIRE 333.001.638-16

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

REALIZADA EM 18/12/02

DATA, HORÁRIO E LOCAL: 18 de dezembro de 2002, às 09:00 horas, na sede social, na Praia do Botafogo nº 228 – 15º andar, Bloco "A", no Rio de Janeiro, RJ. **PRESENÇA:** Os Membros do Conselho de Administração da companhia, Srs. Hamilton Salerno de Moura (Presidente), Wanderley Rezende de Souza (Secretário), Vitor Paulo Camargo Gonçalves, Wilson Carlos Duarte Delfino, Yutaka Imagawa, Antonio Fernando Pereira de Melo e Ivan Luiz Modesto Schara. **PROPOSIÇÃO:** Examinar a proposta da Diretoria Executiva de contratação de financiamento, por intermédio de pré-pagamento de exportações da controlada Caraíba Metais, mediante garantia a ser prestada pela Sociedade, com o Banco WESTDEUTSCHE LANDESBANK GIROZENTRALE, com sede em Dusseldorf, Alemanha; **DELIBERAÇÕES:** Foi aprovada a contratação da operação pela controlada Caraíba Metais S/A, no valor de até US$ 30.000.000,00 (trinta milhões de dólares norte-americanos), pelo prazo de trinta meses, com seis de carência para o início do pagamento do principal, e custo total da taxa LIBOR, acrescida de 4,75% (quatro vírgula setenta e cinco por cento) ao ano, delegando à Diretoria Executiva poderes

necessários para celebrar todos os instrumentos para tanto necessários, inclusive, mas sem limitação, a prestação de garantia pela Companhia. **ENCERRAMENTO:** Nada mais havendo a tratar, foi lavrada esta Ata que, lida, achada conforme e aprovada, é assinada pelos Conselheiros presentes. Rio de Janeiro, 18 de dezembro de 2002. (a.) Hamilton Salerno de Moura; (a.) Wanderley Rezende de Souza; (a.) Vítor Paulo Camargo Gonçalves; (a.) Wilson Carlos Duarte Delfino; (a.) Yutaka Imagawa; (a) Antonio Fernando Pereira de Melo; (a.) Ivan Luiz Modesto Schara.

Confere com o original lavrado em livro próprio.

WANDERLEY REZENDE DE SOUZA

Secretário

JUNTA COMERCIAL DO ESTADO DO RIO DE JANEIRO
CERTIFICO O REGISTRO SOB NOME, NÚMERO E DATA ABAIXO.
PARANAPANEMA S/A
00001294622
23/12/2002
Maria Cristina V. Contreiras
SECRETÁRIA GERAL

PARANAPANEMA S/A
TIN 60.398.369/0001-26

A Publicly-held Corporation
NIRE 333.001.638-16

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 12.18.2002

DATE, TIME, AND VENUE: December 18, 2002, at 09:00 hs, at corporate headquarters in Praia de Botafogo, 228, 15° andar , Bloco "A", in the city of Rio de Janeiro, RJ. MEMBERS PRESENT: Members of the Board of Directors of the Corporation, Messrs. Hamilton Salerno de Moura (Chairman), Wanderley Rezende de Souza (Secretary), Vitor Paulo Camargo Gonçalves, Wilson Carlos Duarte Delfino, Yutaka Imagawa, Antonio Fernando Pereira de Melo, and Ivan Luiz Modesto Schara. PROPOSED ORDER OF BUSINESS: To examine the proposed executive Board of Directors' proposal to obtain financing from WESTDEUTSCHE LANDESBANK GIROZENTRALE, headquartered in Düsseldorf, Germany, by means of pre-payment of the exports of affiliate Caraíba Metais, with a guarantee to be given by the Corporation; RESOLUTIONS: Approval was given to the contracting of the operation by affiliate Caraíba Metais S/A in an amount of up to (thirty million US dollars) US$30,000,000.00, for a term of thirty months, with six months grace period for commencement of payment of the principal amount, and total cost of LIBOR rate, plus (four point seventy-five per cent) 4.75% per annum, and the Board delegated the powers necessary for executing all instruments necessary, including, without limitations, the granting of the guarantee by the Corporation. CLOSE: There being no additional matters to be discussed, these Minutes were written and, once read, deemed in conformity with requirements, and approved, were signed by Members present. Rio de Janeiro, December 18, 2002. (sig.) Hamilton Salerno de Moura; (sig.) Wanderley Rezende de Souza; (sig.) Vitor Paulo Camargo Gonçalves; (sig.) Wilson Carlos Duarte Delfino; (sig.) Yutaka Imagawa; (sig.) Antonio Fernando Pereira de Melo; (sig.) Ivan Luiz Modesto Schara.

These minutes correspond to the original minutes, which were written in the proper books.

WANDERLEY REZENDE DE SOUZA

Secretary

There appears a seal of the Commercial Registrar of the State of Rio de Janeiro under no. 00001294622 – Maria Cristina V. Contreiras - Date 12.23.2002.